

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2012

Thomas S. Harman
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Nuveen Texas Quality Income Municipal Fund
          File Numbers: 333-181183; 811-06384

Dear Mr. Harman:

        We have reviewed the registration statement on Form N-2 for the fund named above (the "Fund"), filed on May 4, 2012. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Cover Page

1. Since the securities will be offered through at-the-market transactions, please disclose the market price of the securities as of the latest practicable date. See Instruction 1 to Item 1 of Form N-2.

2. The last sentence of the first paragraph under "Portfolio Contents" states in part that "[the Fund may invest in municipal securities issued by U.S. territories (such as Puerto Rico or Guam) that are exempt from regular federal income tax." Since municipal securities issued by U.S. territories are also typically tax free at the state and local levels, please revise to indicate that such securities are exempt from federal, state, and local income tax.

Prospectus Summary (Pages 1 – 14)

3. Under "Investment Objectives and Policies" on pages 1-2 please disclose whether the Fund has a maturity strategy for its investment in debt securities, and if so, please disclose what that strategy is. Please also disclose the dollar-weighted average maturity of the Fund's investments in municipal securities as of a recent date.

4. The first part of the first sentence under "Market Discount from Net Asset Value" on page 6 states that "[s]hares of closed-end investment companies like the Fund have during some

periods traded at prices higher than net asset value." Please delete this part of the sentence as it is not a risk of investing in the Fund.

5. The first part of the first sentence under "Leverage Risk" on page 9 states that "[t]he use of financial leverage created through borrowing, the Fund's outstanding preferred shares, including MTP Shares, or the use of tender option bonds creates an opportunity for increased Common Share net income and returns." Please delete this part of the sentence as it is not a risk of investing in the Fund.

6. The last full sentence on page 9 under "Leverage Risk" states that "[t]he income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund's portfolio securities and its cost of leverage." Please delete this sentence as it is not a risk of investing in the Fund.

7. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 13. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

The Fund's Investments (Pages 19 – 30)

8. The first sentence under "Opportunities for Diversification" under "Investment Philosophy" on page 20 states that "[a]s of January 31, 2012, the municipal securities market aggregated approximately $3.7 trillion, with over 55,000 issuers, and a wide array of financing purposes, security terms, offering structures and credit quality." Since the Fund will invest 80% of its total assets in Texas municipal securities, please provide similar figures for the Texas municipal securities market.

9. The second sentence under Opportunities for Diversification" under "Investment Philosophy" on page 20 states that "Nuveen Asset Management believes that the size and depth of the municipal securities market may facilitate the creation of a diversified portfolio that reduces exposure to the risks of individual issuers and may lower correlations to other credit and market risks within an investor's overall portfolio." Please also disclose management's beliefs with respect to the Texas municipal securities market.

10. The first sentence under "Diversification" under "Investment Process" on page 21 states that "Nuveen Asset Management seeks to invest in a large number of sectors, states and specific issuers in order to help insulate a portfolio from events that affect any individual industry, geographic location or credit." Please revise the disclosure to reflect the fact that the Fund will be 80% invested in the municipal securities of one state (Texas) and municipal securities issued by U.S. territories (such as Puerto Rico or Guam) that are exempt from regular federal, state, and local income tax.

11. The second to last paragraph before "Municipal Securities" on page 23 states that "[t]he Fund is diversified for purposes of the 1940 Act. Consequently, as to 75% of its assets, the Fund may not invest more than 5% of its total assets in the securities of any single issuer." Please also indicate that, as to 75% of its assets, the Fund may not own more than 10% of the outstanding voting securities of any single issuer. See 15 U.S.C. 80a-5(b)(1).

12. The third paragraph on page 28 indicates that the Fund may invest in zero coupon bonds. Please disclose the following risks created by investing in original issue discount ("OID") instruments.

   a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

   b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

   c) OID instruments generally represent a significantly higher credit risk than coupon loans.

   d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

   e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

   f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

   g) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

h) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

13. The sixth sentence under "Portfolio Turnover" on page 30 states that "[a]lthough the Fund cannot accurately predict its annual portfolio turnover rate, the Fund expects, though it cannot guarantee, that its annual portfolio turnover rate generally will not exceed 100% under normal circumstances." The Financial Highlights table on page 17 indicates a portfolio turnover rate ranging from 6% to 22%, with the rate being about 10% over the past 6 years. Please disclose in this section whether the Fund expects this rate to change significantly in the coming years.

Management of the Fund (Pages 45 – 47)

14. In the first paragraph on page 46, please disclose when Mr. Close became portfolio manager of the Fund.

Plan of Distribution (Pages 49 – 51)

15. In the section entitled "Distribution Through At-the-Market Transactions" please disclose the principal business address of Nuveen Securities. See Item 5.1.a. of Form N-2.

Certain Provisions in the Declaration of Trust and By-laws (Pages 54 – 55)

16. The second sentence of the second paragraph under "Certain Provisions in the Declaration of Trust" on page 54 states that "the Declaration requires a vote by holders of at least two-thirds of the Common Shares and preferred shares, including MTP Shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause." Please clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the Investment Company Act of 1940.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1-3)

17. Investment restriction number 5 on page 2 states that the Fund will not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not be applicable to Municipal Obligations other than those Municipal Obligations backed only by the assets and revenues of non-governmental users, nor shall it apply to Municipal Obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." Please revise this disclosure to indicate that the policy will apply to Municipal Obligations whose revenue will be derived from a single project and that such

Municipal Obligations will be deemed to be in the industry from which the revenue will be derived (e.g., if the Municipal Obligation will fund a hospital, the obligation will be deemed to be in the health care industry).

18. Investment restriction number 8 on page 2 states that the Fund will not "[m]ake loans, except as permitted by the Investment Company Act of 1940, as amended, and exemptive orders granted under the Investment Company Act of 1940, as amended." Please summarize the requirements of the Investment Company Act of 1940 in the paragraphs below. Please also disclose in this section whether the company intends to apply for, has applied for, or has been granted any such exemptive relief. If the company has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Code Ethics (Page 45)

19. Please disclose in this section whether the Codes of Ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund. See item 18.15 of Form N-2.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

> the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel